Filed Pursuant to Rule 424(b)3
Registration Nos. 333-146292
333-146289

HOME FEDERAL BANCORP, INC.

(Proposed holding company for Home Federal Bank)

        This prospectus supplement supplements our prospectus dated November 9, 2007 and should be read together with the prospectus.

We are commencing a syndicated community offering.

        The syndicated community offering will be conducted through a syndicate of broker-dealers that will be managed by Keefe Bruyette & Woods, Inc. Neither Keefe Bruyette & Woods nor any other member of the syndicate group will be required to purchase any shares in the offering. The terms and conditions of the syndicated community offering are more fully set forth in our prospectus dated November 9, 2007.

The subscription and community offering has concluded.

        We received orders for a total of approximately 1,230,180 shares at a purchase price of $10.00 per share, or approximately $12.3 million, in the subscription and community offering (not including shares to be purchased by the employee stock ownership plan). The number of shares available for sale in the syndicated community offering will be reduced by the number of shares sold in the subscription and community offering.

We are increasing the number of shares you may purchase in the offering.

        To facilitate the sale of additional shares, as contemplated by our plan of conversion and reorganization, we increased the amount of stock that individuals and groups may purchase as follows:

  the maximum amount that purchasers in the syndicated community offering may purchase is now 1,018,980 shares, provided that orders exceeding 5% of the shares sold in the offering shall not exceed, in the aggregate, 10% of the shares sold in the conversion, however, the other purchase limitations discussed in the prospectus remain unchanged.

        Our directors and executive officers, together with their associates, have subscribed for 72,600 shares, which equals less than one percent of the shares offered at the minimum of the offering range. Our directors and executive officers are purchasing shares for investment and not resale. Following the conversion, based on beneficial ownership information as of December 10, 2007, our directors and executive officers, together with their associates, are expected to beneficially own 433,531 shares of common stock, as adjusted for the exchange ratio, or 2.5% of our outstanding common stock if shares are sold at the minimum of the offering range.

        These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2007


Subscriptions by Executive Officers and Directors

        The following table set forth, for each of our directors and for all of our directors and executive officers as a group, (1) the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of shares of common stock of Home Federal Bancorp as of the date of this prospectus supplement, (2) the proposed purchases of subscription shares, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount and percentage of new Home Federal Bancorp common stock to be held upon consummation of the conversion, in each case assuming that 10,200,000 shares of our stock are sold and 17,303,110 total shares are outstanding based on the minimum of the offering range. Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

	Number of New Home Federal Bancorp Shares To Be Received in Exchange For Shares of	Proposed Purchase of New Home Federal Bancorp Common Stock		Total Shares of New Home Federal Bancorp Common Stock To Be Held		Percent of Common
Name	Home Federal Bancorp (1) (2) (3)	Amount	Number of Shares	Amount	Number of Shares	Stock Outstanding

Directors:
Daniel L. Stevens	99,398	$ --	--	$ 993,980	99,398	*
N. Charles Hedemark	33,818	5,000	500	343,180	34,318	*
Fred H. Helpenstell, M.D.	39,498	100,000	10,000	494,980	49,498	*
Thomas W. Malson	33,818	100,000	10,000	438,180	43,818	*
Richard J. Navarro	1,590	--	--	15,900	1,590	*
James R. Stamey	14,506	--	--	145,060	14,506	*
Robert A. Tinstman	33,818	--	--	338,180	33,818	*
Len E. Williams	3,408	500,000	50,000	500,000	50,000	*

Named Executive Officers Who Are Not Directors:
Robert A. Schoelkoph	42,039	--	--	420,390	42,039	*
Steven E. Emerson	--	--	--	--	--	*
Steven K. Eyre	--	--	--	--	--	*

All directors and executive officers as a group (15 persons)	360,931	$726,000	72,600	$4,335,310	433,531	2.50%
___________
*	Less than one percent of outstanding shares.
(1)	Excludes shares which may be received upon the exercise of outstanding and exercisable stock options. Based upon the exchange ratio of 1.136 of new Home Federal Bancorp shares for each share of Home Federal Bancorp common stock at the minimum of the estimated valuation range, the persons named in the table would have options to purchase our common stock as follows: 10,159 shares for each of Messrs. Hedemark, Helpenstell, Malson, Stamey and Tinstman, 4,544 shares for Mr. Navarro, 17,024 shares for Mr. Williams, 37,249 shares for Mr. Stevens, 16,932 shares for Mr. Schoelkoph, and for all directors and executive officers as a group, 145,748 shares.
(2)	Excludes unvested shares awarded under the recognition and retention plan, based upon the exchange ratio, in the following amounts: 50,795 shares for Mr. Stevens, 8,127 shares for each of Messrs. Hedemark, Helpenstell, Malson, Stamey and Tinstman, 1,818 shares for Mr. Navarro, 17,999 shares for Mr. Williams, 21,506 shares for Mr. Schoelkoph, 8,216 shares for Mr. Emerson, 5,680 shares for Mr. Eyre, and for all
directors and executive officers as a group, 161,960 shares.
(3)	Excludes stock options and awards that may be granted under the proposed new stock option plan and recognition and retention plan if such plans are approved by stockholders at an annual or special meeting of stockholders at least six months following the conversion and reorganization.
